March 7, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Evan S. Jacobson, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc. Registration Statement on Form S-1 Filed February 1, 2012 Amendment No. 1 to Registration Statement on Form S-1 Filed February 8, 2012 File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 28, 2012 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Commission on February 1, 2012 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on February 8, 2012. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 2 in paper format, which have been marked to show changes from the Registration Statement as originally filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Securities and Exchange Commission

March 7, 2012

Outside Front Cover Page

1.

Please revise the second paragraph so it is consistent with the plain English requirements of Rule 421(d) of Regulation C. In addition, briefly discuss Mr. Zuckerberg’s ability to designate a successor, and the implications of being a “controlled company.”

In response to the Staff’s comment, the Company has revised the outside front cover page of the prospectus. The Company advises the Staff that Mr. Zuckerberg does not have the ability to “designate a successor” who would become CEO or a member of the Board of Directors or the recipient of his voting rights under existing voting agreements in the event of his death. He does have, like any owner of the Company’s shares, the ability to designate the individuals or entities to whom or which the shares of common stock he owns will be transferred in the event of his death and those transferees would be able to vote the shares in any manner they choose.

Prospectus Summary

Facebook, Inc., page 1

2.

Please concisely explain the extent of Mr. Zuckerberg’s post-offering control; for example, discuss his voting majority, his ability to designate a successor, and the implications of being a “controlled company.”

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2.

3.	Please provide supplemental, qualitative, or quantitative support for the second sentence of the fourth paragraph, and the related statements on pages 42 and 75.

The Company offers advertisers a unique combination of reach, relevance, social context, and engagement as follows:

Reach: As noted on pages 3 and 81 of Amendment No. 2, advertisers can reach over 800 million MAUs with a single advertising purchase on Facebook. They can also reach a larger daily audience everyday on Facebook compared to other media sources. For example, in December 2011, an advertiser could reach more than 65 million U.S. users in typical day; by comparison most television broadcasts reach a substantially smaller audience. For example, the 2011 season finale of American Idol was viewed by 29 million people. The Company is not aware of any other advertising medium that enables advertisers to reach such a large daily audience with a single advertising purchase.

Relevance: As noted on pages 3 and 82 of Amendment No. 2, unlike most forms of traditional media, advertisers can specify that the Company show their ads to specific subsets of its users based on demographic factors and specific interests that users have chosen to share; these subsets can range from millions of users, which would be desirable for large global brands, to hundreds of users in the case of small local businesses. In addition, as a result of the information that users have chosen to share, the Company can deliver ads with higher accuracy rates compared to online industry averages, which is supported by the Nielsen data cited in the Registration Statement. The Company also directs the Staff to the Nielsen data that it has supplementally provided.

Social context: As noted on pages 3 and 82 of Amendment No. 2, social context is information that highlights a user’s friends’ connections with a particular brand or business. The Company believes that users find advertising messages more engaging when their friends have connected with the advertiser, which is supported by the Nielsen data cited in the Registration Statement. The Company also directs the Staff to the Nielsen data that it has supplementally provided.

Engagement: As noted on pages 3 and 83 of Amendment No. 2, the Company offers advertisers a broad range of products that enable them to learn more about and interact with interested customers through its ad products and through Facebook Pages. Advertisers can interact with users by conducting a poll or encouraging Comments in an advertisement on Facebook, or by creating Facebook Pages through which they can publish to the News Feeds of users who Like their Pages and maintain an ongoing dialogue with those users. Traditional media does not offer this same ability, and the Company believes that other web-based advertising solutions do not offer this same level of engagement or options for interaction with consumers.

Securities and Exchange Commission

March 7, 2012

Foundations of the Social Web

How We Create Value for Users

Control What You Share, page 2

4.

We note your statements in this section and throughout your prospectus regarding users’ ability to control what they share, and with whom they share it. Please describe to us the level of control that users have over sharing information with you, given your collection and use of this information to deliver targeted ads and other user-focused information. In addition, consider providing disclosure in sections that discuss user control of information, your ability to collect user information, and the risks associated with your privacy policies.

The Company advises the Staff that, to open a Facebook account, a user is required to provide his or her name, email address, gender and birthdate. All other content shared with Facebook – pictures, status updates, check-ins, “Likes” and other actions – is voluntary. Facebook provides controls that enable users to specify the audience that can see the information they choose to share. For example, when posting to his or her Timeline, a user can choose on an item-by-item basis to share information with specific individuals, Friends, a subset of Friends, or everyone by selecting the desired audience from drop-down menus available within the dialogue box prior to finalizing the post. For an illustration of these user controls, please see page 79 of Amendment No. 2.

The Company uses the information shared by users to enhance its ability to deliver relevant advertisements. As an example, if a user chooses to share with her Friends that she Likes the Washington Redskins’ Page, the Company’s advertisement-serving algorithms may display advertisements to her that an advertiser has requested to be displayed to football fans. The Company also may feature content, such as other football-related Pages, to that user based on the information she has shared on Facebook.

The Company advises the Staff that it has considered the additional disclosures suggested by the Staff and has included additional information regarding risks of its failure to adhere to its privacy policies in the risk factor entitled “Improper access to or disclosure of our users’ information…” on page 17 of Amendment No. 2. The Company additionally advises the Staff that it believes it has sufficiently disclosed how information is shared on Facebook and user control of such information, noting the descriptions in the section entitled “Building and Maintaining User Trust” beginning on page 93 of Amendment No. 2.

Authentic Identity, page 2

5.

We note your statements in this section and throughout your prospectus regarding the importance of authentic identity. Please balance this disclosure by discussing the impact of fictitious or duplicate accounts and also by noting that authentic people may take inauthentic actions. Also, explain the limitations inherent in simply encouraging users to be their “true sel[ves] online.”

In response to the Staff’s comment, the Company has added disclosure in an additional risk factor on page 24 of Amendment No. 2 that discusses the potential negative impact to the Company from false or duplicate accounts and the Company has added disclosure to the risk factor on page 17 of Amendment No. 2 entitled “If we are not able to maintain and enhance our brand …”

In addition, on page 35 of Amendment No. 2, the Company has included disclosure reflecting the limitations in its ability to be certain that each of its users is unique and authentic.

Our Market Opportunity

Our Market Opportunity for Payments, page 4

6.	Please revise here and throughout your prospectus to disclose the author and date of the research reports cited.

In response to the Staff’s comment, the Company has revised the related disclosures on pages 4, 47, 82, 84, 85 and 86 of Amendment No. 2.

7.	Please revise here and on page 80 to clarify that the statistics provided for virtual goods are for virtual goods in social networking and online gaming.

In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 86 of Amendment No. 2.

Securities and Exchange Commission

March 7, 2012

8.

The materials provided to support the statistics regarding virtual goods are from a November 2010 report. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

The Company advises the Staff that In-Stat has not updated its report since November 2010. In-Stat has advised the Company that it is updating its report and currently expects to have a revised report in April 2012. To the extent this report is updated or other reliable and more recent reports are available prior to the effective date of the Registration Statement, the Company will update the disclosure accordingly.

Offering, page 7

9.

Please explain why the shares outstanding after the offering assumes the conversion by certain of your existing stockholders of Class B common stock to Class A common stock and tell us how these shares differ from the automatic conversion of Class B common stock to Class A common stock by the selling shareholders in this offering.

The Company advises the Staff that the shares outstanding after the offering assumes the conversion by certain of the Company’s existing stockholders of Class B common stock to Class A common stock because those stockholders have contractually agreed with the Company to convert an aggregate of 223,822,794 shares of the Company’s Class B common stock into an equivalent number of shares of Class A common stock in connection with the Company’s initial public offering regardless of whether such shares of Class A common stock are sold by such stockholders in the Company’s initial public offering. These stockholders agreed to convert such shares in order to ensure that the Company’s controlling stockholder, Mr. Zuckerberg, would be able to maintain majority voting control immediately following the offering.

In addition, pursuant to the terms of the Company’s amended and restated certificate of incorporation, any shares of Class B common stock to be offered and sold by the selling stockholders in the initial public offering, including Mr. Zuckerberg, will automatically convert without any affirmative election or action by the selling stockholder into an equivalent number of shares of Class A common stock upon their transfer.

Risk Factors, page 11

10.	Please add a risk factor addressing potential measurement issues in user metrics, as you discuss on page 33. See Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has inserted a new risk factor entitled “Our user metrics are subject to inherent challenges in measurement…” on page 24 of Amendment No. 2.

“We generate a substantial majority of our revenue from advertising.,” page 12

11.

You state that your advertising revenue could be adversely affected by legal developments relating to advertising and the degree to which users opt out of social ads or otherwise limit the potential audience of commercial content. Please discuss the potential risks to your current and planned business model posed by the recently released Consumer Privacy Bill of Rights. See Item 503(c) of Regulation S-K. For example, discuss how it could impact your ability to offer advertisers reach, relevance, social context and engagement to enhance the value of their ads.

The Company advises the Staff that it does not believe the Consumer Privacy Bill of Rights (the “CPBOR”) in its currently proposed form would pose a material risk to its current or planned business model. The Company generally supports the guiding principles articulated by the CPBOR, such as control, accountability, and transparency, which are core elements of Facebook’s commitment to its users. However, the Company recognizes that the CPBOR, if enacted through legislation, may be subject to interpretation and change. As disclosed in the risk factor entitled “Our business is subject to complex and evolving U.S. and foreign laws…” on page 19 of Amendment No. 2, the Company is mindful of the changing legal and regulatory environment and the risks associated therewith, and will update its disclosures in this risk factor if it subsequently determines that the CPBOR or any resulting legislation poses a material risk to its business.

Securities and Exchange Commission

March 7, 2012

“Growth in the use of Facebook through our mobile products.,” page 13

12.

Your statement that users “could decide” to increasingly access your products primarily through mobile devices appears to contradict the first part of this risk factor. Further, assuming that the trend towards mobile continues and your mobile monetization efforts are unsuccessful, ensure that your disclosure fully addresses the potential consequences to your revenue and financial results rather than just stating that they “may be negatively affected.”

The Company has revised the disclosure to address the first sentence of the Staff’s comment by deleting the sentence that included the phrase “could decide.” The Company has also revised the last sentence of the risk factor to clarify the term “may be negatively affected.” In response to the second sentence of the Staff’s comment, the Company does not believe it can more specifically assess the impact of increasing mobile use on its revenue and financial results since most users of Facebook on mobile devices also access Facebook via personal computers and the Company cannot specifically determine how mobile use is a substitute for, rather than incremental to, use on personal computers. For example, it is possible that for some users, increasing mobile use may stimulate more sharing and create more engagement by the users and their friends, including engagement on personal computers, which might partially offset or, in some cases, more than offset, the negative impact of mobile use on the Company’s revenue and financial results.

“We currently generate significant revenue as a result of our relationship.,” page 18

13.

You state that Zynga’s apps generate a “significant” number of pages on which you display ads from other advertisers. Please include relevant quantitative disclosure, if material. See Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to remove the word “significant.” For the fourth quarter of 2011, the Company estimates that ads shown to users using Zynga apps on Facebook contributed less than 5% of the Company’s total revenues.

14.

You state that if Zynga launches games on or migrates games to competing platforms, you could lose Zynga as a significant platform developer and your financial results could be adversely affected. Articles suggest that Zynga may be actively trying to develop its own platform, and move into other platforms such as mobile platforms and Google+. Please revise, if true.

In response to the Staff’s comment, the Company has amended its disclosure in the risk factor entitled “We currently generate significant revenue as a result of our relationship with Zynga…” on page 19 of Amendment No. 2.

“Our CEO has control over key decision making.,” page 20

15.

In addition to disclosing the number of shares of common stock that Mr. Zuckerberg will hold following your initial public offering, please also quantify the percentage of voting control that Mr. Zuckerberg will hold post-offering. See Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 2 to provide the percentage of voting control that Mr. Zuckerberg will hold on a post-offering basis. The Company further advises the Staff that it will provide the exact percentage when the number of shares to be offered by the selling stockholders and the offering size has been determined.

16.	Please more fully explain how the risk of Mr. Zuckerberg’s control affects you and the Class A common stockholders on a short-term and long-term basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 2.

“The loss of one or more of our key personnel.,” page 23

17.

Please revise the first paragraph to disclose that although you have employment agreements with Mr. Zuckerberg and Ms. Sandberg, they have no specific lengths and constitute at-will employment. See Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 2.

Securities and Exchange Commission

March 7, 2012

“Computer malware, viruses, hacking and phishing attacks, and spamming.,” page 24

18.

Please tell us what consideration you gave to including expanded disclosure consistent with the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2. See Item 503(c) of Regulation S-K.

The Company advises the Staff that it has reviewed this risk factor in light of the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2. The Company submits that it believes that the risk factor, as currently drafted, adequately describes the nature of the material risks related to computer malware, viruses, hacking and phishing attacks, and spamming, including specific risks related to the Company as well as risks faced by companies that operate in the Company’s industry.

When formulating the content of this risk factor, the Company evaluated its cybersecurity risks and took into account available relevant information, including prior cyber incidents and the severity and frequency of those incidents. To date, the Company has not experienced any cyber incidents that we believe individually, or in the aggregate, would have a substantial likelihood of being considered important by a reasonable investor in making an investment decision concerning the Company’s Class A common stock. In addition, the Company has included disclosure in the “Business” section of the Registration Statement that addresses data security and other infrastructure initiatives the Company has undertaken, including on pages 93 – 95 of Amendment No. 2. Furthermore, the Company does not believe that any specific disclosure of cybersecurity risks or cyber incidents is required in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, as it does not currently believe that there are any known incidents or that there are material costs or other consequences associated with potential incidents that represent a material event, trend or uncertainty that is reasonably likely to have a material effect on the Company or would cause the reported financial information not to be indicative of future operating results or financial condition. Additionally, the Company is not and has not been a party to a material legal proceeding involving a cyber incident. As with the Company’s other operational and financial risks, the Company will review, on an ongoing basis, the adequacy of its disclosure related to cybersecurity risks and cyber incidents.

“The dual class structure of our common stock and the voting agreements.,” page 31

19.	Please revise this subcaption to describe the risk to investors. See Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 2.

“We have elected to take advantage of the ‘controlled company’ exemption.,” page 31

20.

Please revise this subcaption to describe the risk to investors. See Item 503(c) of Regulation S-K. In addition, revise the risk factor to provide a more detailed discussion of the risks associated with being a “controlled company.”

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 2.

Industry Data and User Metrics, page 33

21.	Please provide an estimate of the percentage of accounts that you believe to be fictitious or duplicates.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 2 and added disclosure in an additional risk factor entitled “Certain of our user metrics are subject to inherent challenges in measurement …” on page 24 of Amendment No. 2.

Capitalization, page 35

22.

We note that the pro forma as adjusted stockholders’ equity assumes the exercise by Mr. Zuckerberg of an outstanding stock option to purchase 120,000,000 shares of Class B common stock and the automatic conversion of such shares into Class A common stock. Please tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X such that it should be included in your pro forma disclosures.

The Company advises the Staff that it believes this disclosure meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X and that it is appropriate for these adjustments to be included in the Company’s pro forma as adjusted disclosure. Mr. Zuckerberg has informed the Company of his intention to exercise an outstanding stock option to purchase 120,000,000 shares of Class B common stock and he has also indicated his intention to sell a portion of the shares of Class B common stock received by him upon such exercise in the offering to yield net proceeds sufficient to fund the tax liability he will incur upon exercise. Any shares sold by Mr. Zuckerberg in the offering will convert into shares of Class A common stock automatically upon transfer to the purchasers. The Company believes that the presentation of this pro forma as adjusted disclosure is necessary to accurately reflect the capitalization of the Company on a post-offering basis.

Securities and Exchange Commission

March 7, 2012

While Mr. Zuckerberg has not as of the date of Amendment No. 2 signed an agreement to exercise this option and sell a portion of the underlying shares, the Company anticipates that this will occur prior to the commencement of the roadshow for the offering. The Company advises the Staff that it will notify the Staff of its receipt of such an executed agreement.

23.

We note that the shares of Class B common stock being offered for sale by the selling shareholders will automatically convert to Class A common stock upon sale. Please include a footnote to your capitalization table explaining the potential change to the number of Class A and Class B common shares outstanding upon sale of the selling stockholders’ shares in this offering.

In response to the Staff’s comment, the Company has included additional disclosure in the notes at the beginning of the table on page 37 of Amendment No. 2. In addition, the Company advises the Staff that the share numbers that will be contained in the pro forma as adjusted Class A and Class B common stock line items will also reflect this adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

24.

Please provide a more detailed discussion of the key challenges you are facing. For example, discuss how you plan to address the challenges associated with increased user access to and engagement with Facebook through your mobile products, where you do not currently directly generate meaningful revenue, particularly to the extent that mobile engagement is substituted for engagement with Facebook on personal computers. For guidance, refer to Section III.A of SEC Release No. 33-8350.

With respect to increased user access to and engagement with Facebook through mobile products, the Company has revised the disclosure in “Factors Affecting Our Performance” on pages 51 – 53 of Amendment No. 2. The Company has also added sub-headings to clarify the key trends in its business in addition to adding disclosure regarding other challenges the Company faces.

25.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on sales or results of operations. For example, your overall revenue growth and advertising revenue growth decelerated from 2010 to 2011 compared to 2009 to 2010, and in a risk factor on page 18, you state that you expect that your rates of revenue growth will decline over time. In addition, as noted on pages 44 and 45, your daily and monthly active user growth rates have decelerated, and there are markets, such as China, that you may not be able to penetrate. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B.3 of SEC Release No. 33-8350.

The Company has revised the disclosure on pages 51 – 53 of Amendment No. 2.

Trends in Our User Metrics, page 44

26.

You define a monthly active user as a registered Facebook user who logged in and visited Facebook through the Facebook website or a mobile device, or took an action to share content or activity with his or her Facebook friends or connections via a third-party website that is integrated with Facebook, in the last 30 days as of the date of measurement. Please provide examples of the actions someone may take to be counted as an active user and indicate how those actions will or will not expose the users to ads and other methods of generating revenue. If a user performs any of those actions more than once in the 30 day period, please clarify whether they are counted more than once. Please make similar revisions to your daily active users metric.

The Company advises the Staff that user accounts are counted only once in the calculations of MAU regardless of how many visits to the site or actions with third-party websites integrated with Facebook occur in the 30-day period. Examples of actions to share content or activity with Facebook via third-party websites integrated with Facebook include users Liking content on a third-party site that has integrated the Like Button, users adding comments inside the Comments box of a third-party site that has integrated the Comments plugin, and users sharing and posting content to their Profile or their friends’ Profiles from a third-party site that has integrated the Share plugin. The Company does not display ads to users who interact with Facebook solely via third-party website integrations; however, the actions the users take, such as Liking a product, may be used to help the Company better tailor commercial content to them on Facebook and may stimulate further engagement by the users and their friends which might create future ad opportunities. The Company estimates that the number of users who interact with Facebook solely via third-party website integrations comprise fewer than 300,000 of its MAUs and DAUs as of December 31, 2011, and as such the Company does not believe this additional disclosure is material to investors.

Securities and Exchange Commission

March 7, 2012

27.

Please disclose the number of users that primarily access Facebook via mobile apps or your mobile website, and the number of users that primarily take actions to share content or activity via an integrated third party website during the monthly and daily measuring periods, or tell us why such information would not be material to investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 2 to reflect the estimated number of MAUs who accessed Facebook solely via mobile apps or the Company’s mobile website in December 2011. The historical data available for mobile-only users from dates prior to December 2011 is materially affected by then-existing data instrumentation issues; therefore the Company did not believe it was appropriate to disclose these numbers in the Registration Statement but the Company has provided the estimates below for the Staff’s reference. The Company regularly evaluates user activity to identify ways to improve its categorization as either personal computer- or mobile-based. For example, the Company found in March 2011 that in prior periods it was counting some user activity from both personal computers and mobile products as mobile-only, resulting in inaccurate mobile-only figures. When the Company updated its categorization, the number of mobile-only users decreased, which explains the drop in mobile-only MAUs between December 31, 2010 and March 31, 2011.

Estimated Mobile-only MAUs (in millions)
March 31, 2010	23
June 30, 2010	28
September 30, 2010	38
December 31, 2010	51
March 31, 2011	22
June 30, 2011	31
September 30, 2011	46
December 31, 2011	58

The Company is unable to reliably determine the number of users that primarily access Facebook via mobile apps and its mobile website. Similarly, as stated in the response to comment 26, the Company estimates that there were fewer than 300,000 of its MAUs and DAUs as of December 31, 2011 that took actions to share content or activity only through an integrated third-party website and, as such, the Company does not believe this information is material to investors.

28.

Please disclose whether your monthly active users and daily active user statistics include users such as businesses, brands, or charities that are accessing their Facebook Pages, and the number of such users, if material.

The Company advises the Staff that Facebook Pages are not counted as part of its MAU and DAU figures. The Company does not require administrators of Facebook Pages to be registered and confirmed Facebook users. If the administrator of a Facebook Page is a registered and confirmed user and she is active in her personal account or as a Page administrator during the period, then she would be counted in the MAU and DAU figures (she would not be counted twice if she was active in both her personal account and as a Page administrator during the period). The Company does not track the number of users who log in solely to administer their Facebook Pages.

Securities and Exchange Commission

March 7, 2012

29.	Please disclose the numbers of registered Facebook users and users who have deactivated their accounts during the periods presented, or tell us why such disclosure is not material to investors.

The following table sets forth the total number of registered and confirmed Facebook user accounts in the periods listed:

# of Registered and Confirmed Users (in millions)
March 31, 2009	275
June 30, 2009	341
September 30, 2009	424
December 31, 2009	509
March 31, 2010	604
June 30, 2010	697
September 30, 2010	800
December 31, 2010	913
March 31, 2011	1,024
June 30, 2011	1,140
September 30, 2011	1,263
December 31, 2011	1,377

The Company’s count of registered and confirmed users includes users who signed up for a Facebook account and completed the registration process by confirming the email address or phone number they registered with, for example, by clicking on a confirmation email from Facebook to log in or by typing in a confirmation code they received via SMS after logging into Facebook. The Company’s management team does not review this metric in assessing the performance of its business. The Company believes that the registered users metric is of limited value because it includes inactive users, such as accounts that may have been opened years ago and never checked again, including by users who may have later set up another account that remains active.

As of December 31, 2011, there were approximately 146 million deactivated accounts and approximately 21 million deleted accounts (these include accounts deactivated or deleted since inception of the Company unless such accounts were reactivated as of December 31, 2011). The Company is unable to provide the number of deactivated and deleted accounts during the periods presented, but historical data samples suggest that daily net deactivations (as calculated by deactivations minus reactivations in a given day) have been approximately 100,000 per day over the past 12 months with no material trends over this period. The Company also believes the number of deactivated accounts is not a meaningful metric for evaluating its business because it is aware that some users repeatedly deactivate and then reactivate their accounts.

Accordingly, the Company focuses its attention on active users (MAUs and DAUs) since these metrics reflect the size and engagement of the overall Facebook user base at any given time and the Company believes MAUs and DAUs are well-correlated with opportunities for monetization. Additionally, the Company believes that MAUs and DAUs integrate all the relevant variables concerning new accounts created or deleted, reengagement of old accounts, deactivations and reactivations.

The Company advises the Staff that if, in the future, it identifies trends in registrations or deactivations that it believes are material, it will disclose the relevant information at that time.

30.

Please revise your disclosure of MAUs and DAUs for each of the four geographic regions to relate these metrics to revenues by categories of advertising and payment revenues, presenting their monetization by comparative periods, regions, and by the sale of advertising and payment processing. Alternatively, tell us why disclosure of these or other key monetization performance indicators is not material to investors. For guidance, refer to Section I.B of SEC Release No. 33-8350.

The Company has added a section entitled “Trends in Our Monetization by User Geography” on page 50 of Amendment No. 2.

Securities and Exchange Commission

March 7, 2012

Monthly Active Users (MAUs), page 44

31.

Please explain how you determined the MAUs reported at each quarter period end in the Monthly Active User Charts. In this regard, you disclose that the measurement is over the last 30 days as of the date of measurement. Please explain and clarify if that means as of a quarter-end and explain how the first two months of the quarter are included in the computation of MAUs.

MAUs are defined as a registered Facebook user who logged in and visited Facebook through its website or a mobile device, or took an action to share content or activity with his or her Facebook friends or connections via a third-party website that is integrated with Facebook, in the last 30 days as of the date of measurement. These measurements are generated by the Company’s internal analytic systems and are regularly updated. The Company discloses MAUs as of the end of fiscal quarters in the Registration Statement. As this metric measures user activity over the preceding 30 days, such disclosures only represent the MAUs over the last month of the applicable quarter and do not include the preceding two months. The Company believes this disclosure is most useful to investors as it reflects the state of its user base at the end of the period presented. In combination with the disclosure provided with regards to MAUs at the end of the prior quarter, the Company believes it is providing a useful presentation of the trend in MAUs that occurred during each quarter presented, and its historical data suggests that additional disclosure of MAU trends during the quarter would not be useful.

32.	Please explain how you estimated the penetration rates presented on the bottom of page 44 and top of page 45.

The Company advises the Staff that the penetration rates presented on pages 47 and 48 of Amendment No. 2 are calculated using internal estimates of country-specific Facebook MAUs as of December 31, 2011 and forecasts of Internet users for 2011 available primarily through IDC’s New Media Market Model, dated August 2011, and, when IDC estimates were not available, through Euromonitor’s web site as of March 1, 2012. The penetration rate for each country is calculated using Facebook MAUs for that country in the numerator and the IDC or Euromonitor Internet user forecast for that country in the denominator. For example, there were 161 million Facebook MAUs in the United States as of December 31, 2011, and IDC projected that there would be 270 million Internet users in the United States at the end of 2011. Using this information, the Company estimated a penetration rate of 60% in the United States.

Additionally the Company has revised the disclosure on pages 47 and 48 of Amendment No. 2 to reflect changes in its estimates.

Daily Active Users (DAUs), page 45

33.	You state that you view DAUs and DAUs as a percentage of MAUs as a measure of user engagement. Please quantify this metric and discuss its impact on your revenues for the periods presented.

The Company has revised the disclosure to provide the calculation for DAUs as a percentage of MAUs in the graph on page 48 of Amendment No. 2 and has added disclosure explaining the impact of this metric on revenue on page 49 of Amendment No. 2. In addition, the Company has revised its disclosure on page 49 of Amendment No. 2 regarding the growth in DAUs and MAUs as a key driver of revenue; however, the Company does not believe that it can further quantify the specific impact of this metric on revenue for the periods presented. Historically, growth in MAUs and DAUs has correlated meaningfully with growth in annual revenue and the Company believes that user growth will continue to be a key driver of its business performance. However, the Company is unable to quantify the impact because the Company does not track revenue derived from incremental active users. The revenue impact of incremental active users is affected by many variables such as their location, their engagement patterns including the amount of information they have chosen to share, the impact the incremental users’ engagement has on other users’ engagement, and their usage on mobile devices and personal computers. These factors, many of which are interrelated, preclude the Company from quantifying the impact that user growth has on revenue in any particular period.

34.

You disclose on page 45 that worldwide DAUs increased 48% to 483 million on average during December 2011 from 327 million during December 2010. The key contributor to this growth was increased mobile usage in DAUs across major markets including Brazil, Canada, Germany, Mexico, the United Kingdom, and the United States. Since DAUs as a percentage of MAUs increased from 54% in December 2010 to 57% in December 2011, please quantify how mobile usage contributes to that increase, as well as the worldwide DAU increase alone in absolute amounts.

Of the increase in DAUs from 327 million on December 31, 2010 to 483 million on December 31, 2011, the Company estimates that the increase in mobile-only DAUs comprised approximately 69 million, or 44%, of the 156 million increase. In terms of DAUs as a percentage of MAUs, the Company estimates that mobile-only users entirely drove the increase from 54% to 57% and the Company has revised the disclosure on page 49 of Amendment No. 2 to reflect this.

Securities and Exchange Commission

March 7, 2012

The Company advises the Staff that it does not plan to disclose mobile-only DAUs in the Registration Statement because the mobile-only DAU metric is particularly susceptible to limitations in data measurement. This metric is particularly affected by the issue of automatic mobile activity, as discussed on pages 24 and 35 of Amendment No. 2, where applications on certain mobile devices contact the Company’s servers for regular updates with no user action involved, and this activity may cause the Company to count the user associated with such device as an active user of Facebook. The Company believes that automatic mobile activity may comprise up to approximately 20% of the mobile DAU estimates as of December 31, 2010 and 2011. The Company does not believe automatic mobile activity has a material impact on mobile MAUs since over a longer time period most of the users have other activity on their mobile devices that reflects actual usage. The Company also does not believe that automatic mobile activity has a material impact on overall MAUs and DAUs as described on page 35 of Amendment No. 2.

Mobile MAUs, page 46

35.

Please provide mobile MAU metrics for prior periods similar to what you have provided for MAUs and DAUs. In addition, disclose geographic metrics for mobile MAUs similar to what you have provided for MAUs and DAUs. Also, please tell us why you have not included mobile DAUs.

In response to the Staff request, the Company has included historical data on mobile MAUs on page 49 of Amendment No. 2. The Company did not include data with respect to mobile DAUs in the Registration Statement because the Company is not sufficiently confident in the accuracy of this metric as this metric is particularly affected by the issue of automatic mobile activity, as discussed in the response to comment 34. As noted in that response, the Company does not believe automatic mobile activity has a material impact on mobile MAUs since over a longer time period most of the users have other activity on their mobile devices that reflects actual usage.

The Company did not include data with respect to mobile MAUs by geography in the Registration Statement because it is not sufficiently confident in the accuracy of this metric. The Company’s ability to attribute location to each mobile user is challenged by the fact that a large number of users use browsers and applications that rely on proxy servers in certain countries, and the Company counts all users of these browsers and applications as coming from the country where the proxy servers are located. For example, many Blackberry device users around the world are counted as Canadian users since the Blackberry application relies on proxy servers based in Canada.

Please note that for the analysis of mobile users by geography presented in the table below, the Company counts a user who uses Facebook in multiple countries during the period multiple times as a user in each such geography. For example, a mobile user who accesses Facebook while in the United States and then again while in the United Kingdom during the same month would be counted as a U.S. mobile MAU and a U.K. mobile MAU; therefore the sum of the geographic breakdowns exceeds the worldwide MAUs. Additionally, a mobile user who accessed Facebook while in the United States and while in Canada on the same day would be counted twice in the North America mobile DAU figure. This multiple counting by geography is not reflected in any of the metrics presented in the Registration Statement, and the Company advises the Staff that users are counted only once in the calculations of overall MAUs, regardless of how many visits to the site or actions with third-party websites integrated with Facebook occur in the 30-day period.

Securities and Exchange Commission

March 7, 2012

The Company’s internal estimates of mobile MAUs and DAUs, worldwide and by geography, are provided in the table below for the Staff’s reference. These figures are subject to the automatic mobile activity issues and the geographic attribution issues described above, as well as data instrumentation issues associated with rest of world (ROW) attribution in certain periods.

Estimated Mobile MAUs and DAUs by Geography

MAUs	WW	North America	Europe	Asia	ROW
	(in millions)
March 31, 2009	35	19	10	3	4
June 30, 2009	50	26	14	7	5
September 30, 2009	75	38	20	14	8
December 31, 2009	101	61	30	20	12
March 31, 2010	129	75	41	23	17
June 30, 2010	155	84	44	34	21
September 30, 2010	196	89	53	47	76
December 31, 2010	245	104	69	60	40
March 31, 2011	288	118	84	71	51
June 30, 2011	325	128	97	84	62
September 30, 2011	376	136	131	101	128
December 31, 2011	432	155	123	120	121

DAUs	WW	North America	Europe	Asia	ROW
	(in millions)
March 31, 2009	11	7	3	1	1
June 30, 2009	18	10	4	2	1
September 30, 2009	30	16	6	5	2
December 31, 2009	42	25	10	5	3
March 31, 2010	59	33	14	7	4
June 30, 2010	70	40	16	12	6
September 30, 2010	94	48	21	18	14
December 31, 2010	122	57	30	23	15
March 31, 2011	145	67	37	28	17
June 30, 2011	170	74	44	36	22
September 30, 2011	202	82	56	43	32
December 31, 2011	234	89	62	53	38

Factors Affecting Our Performance, page 46

36.

Please provide a more detailed explanation of how you monetize advertising. For example, consider including quantitative disclosure regarding the overall number of ads shown, number of advertisers, average price per ad, reserve price, revenue per user, and trends in display and performance-based advertising for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company has reviewed Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350 and has amended its disclosure on page 51 of “Factors Affecting Our Performance” to clarify that in addition to growth in MAUs and DAUs and increases in user engagement, improving the value of the Company’s products to advertisers is another key driver of the Company’s performance. The Company has also added disclosure on page 50 of Amendment No. 2 to include monetization by user geography tables and provided disclosure on page 55 of Amendment No. 2 to emphasize the period over period growth trends in both MAUs and DAUs, respectively, which it believes are key metrics to help investors understand how it is monetizing advertising. The Company notes that on pages 55 and 60 of Amendment No. 2, it also provides relevant information about the percentage change in volume and price of ads over periods presented.

The Company believes the metrics provided offer a detailed picture of its advertising business, are consistent with those used by management in making decisions and evaluating business performance, and are consistent with the level of disclosure provided by peer companies in the industry. Additionally, for certain metrics suggested by the Staff, such as price per ad, the Company believes providing that disclosure could impair its future negotiations with advertisers.

Securities and Exchange Commission

March 7, 2012

37.	In view of the material charge to earnings from the vesting of your Pre-2011 RSUs, please tell us why you have not disclosed the nature and amount of the expected charges in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 2 by inserting disclosure regarding share-based compensation expense that previously appeared in the “Components of Results of Operations” section of the Registration Statement.

Components of Results of Operations

Revenue, page 47

38.	Please consider disclosing the amount or percentage of revenue generated from click-based ads, impression-based ads, and sponsored stories.

The Company advises the Staff that its management does not monitor revenue based on click-based ads, impression-based ads, and sponsored stories. With the exception of certain sponsored stories that are displayed in News Feed (which are currently immaterial), all of these products are displayed in the same space on the Company’s web pages, and the Company selects which type of commercial content to show on a page-by-page basis based on algorithms that aim to maximize overall advertising revenue and the user experience and are essentially indifferent between the products. The Company does not set goals separately for the different products, and its sales force sells all of the product types and is compensated based on overall revenue, not on a product-by-product basis. The Company views these products as essentially interchangeable, and it runs the business to optimize for overall advertising revenue.

Results of Operations

Years Ended December 31, 2009, 2010, and 2011

Revenue

2011 Compared to 2010, page 50

39.

Please consider disclosing the number of paid clicks, impression-based ads and sponsored stories or the percentage change in each of these advertising products, period over period to provide product usage frequency and trend information to investors. Alternatively, tell us what other relevant metrics you use to monitor your advertising revenues among these advertising products. For guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company refers the Staff to the responses to comments 36 and 38. As noted in those responses, the Company’s management does not monitor revenues broken-out by paid clicks, impression-based ads, and sponsored stories. The Company believes that the disclosures included in Amendment No. 2 comply with the guidance in Section III.B of SEC Release No. 33-8350 and provide a detailed description of its advertising business, consistent with the information used by the Company’s management to evaluate its advertising business. To the extent that its management begins using additional metrics to assist in evaluating the performance of the Company’s business, the Company will consider disclosing those metrics in future filings.

The Company also notes that the disclosures provided are consistent with disclosures provided by peer companies.

40.

Please provide more detailed disclosure regarding the extent that user growth, product changes, and increases in mobile usage individually impacted your increases in revenues. See Item 303(a)(3) of Regulation S-K.

The Company advises the Staff that it does not believe it can provide more quantitative disclosure about the individual effect on revenue of user growth, product changes or mobile usage. Each one of the factors listed is inter-dependent with the other factors in a manner that the Company is not able to isolate, separate, or quantify individually. For example, in a given period, the Company might make a series of product changes that reduce the ads shown to users on particular pages. If, however, the product changes lead to more user engagement or incent new users to join Facebook, the product changes could increase ads viewed in a manner that partially or completely offsets the original reduction in ads shown per page. If the product changes also lead to an increase in user sharing, this creates a richer Facebook experience that can increase engagement by existing users and incent new users to join Facebook. Additionally, if product changes cause users to share additional information about interests and preferences, such information may enable the Company to better tailor ads to users and thereby increase the value and price of the ads. Since the Company cannot accurately attribute user engagement changes to any particular product changes, it cannot directly assess the revenue impact of any particular product changes.

Securities and Exchange Commission

March 7, 2012

Similarly, the Company cannot quantitatively assess the impact of mobile use on revenue. The Company cannot know to what extent mobile use is a substitute for use on personal computers as opposed to being incremental to use on personal computers. Additionally, if a mobile user shares more photos or Likes than the user otherwise would have on a personal computer only, this shared content may stimulate more engagement from the user’s friends, which may increase ads shown and revenues. Since the Company cannot assess all the effects of increasing mobile usage on overall user engagement, it cannot directly assess the revenue impact of mobile use individually.

Overall, the Company believes that user engagement is the key driver of revenue, and that many factors impact user engagement in a manner that cannot be isolated and specifically quantified.

41.

Please explain whether revenue from virtual goods payments is concentrated among a few users. In this regard, consider disclosing how many users are purchasing virtual currency and as a percentage of total users for the periods presented.

The Company views its Payments customers as the third-party developers that build games and other applications that engage users and the Company focuses on building a robust Platform infrastructure that attracts and retains these third-party developers. The developers in turn drive user purchases through the launch of games, promotional efforts and pricing decisions, none of which the Company controls. The Company estimates that approximately 15 million users purchased virtual goods on the Facebook Platform in 2011. The Company has revised the disclosure in the risk factor on page 14 of Amendment No. 2 entitled “We may not be successful in our efforts to grow and further monetize the Facebook Platform.”

2010 Compared to 2009, page 50

42.

Please provide more detailed disclosure regarding the extent that an increase in the number of ads delivered driven by growth in users and engagement as well as the number of ads per page individually impacted your increases in revenues. Include the percentage change increase in both the number of ads delivered and the average price per ad delivered, consistent with the metrics provided in your 2011 to 2010 comparison. See Item 303(a)(3) of Regulation S-K.

The Company advises the Staff that it changed the way in which it tracked advertising data in 2009. Therefore, it is unable to provide the disclosure requested for the comparison of 2010 with 2009 because it did not track the volume and price of ads delivered in most of 2009 in a way that is consistent with the methodology used in 2010 and 2011.

Cost of Revenue, page 51

43.	Please include a more detailed quantitative explanation of the increases in cost of revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 2.

Critical Accounting Policies and Estimates

Share-based Compensation

Share-based Compensation Expense, page 60

44.

Please clarify that the amounts included in the table at the bottom of page 61 exclude the $968 million estimated additional compensation expense that you expect to record upon completion of this offering for those Pre-2011 RSUs that met the service condition at December 31, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 2.

45.

Also, please clarify that the first table on page 61 summarizes both the number of vested and unvested Pre-2011 RSUs outstanding at December 31, 2011 as well as the amount of share-based compensation related to such options.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 2.

Securities and Exchange Commission

March 7, 2012

Valuation of Our Common Stock, page 63

46.

Please include the intrinsic value of all outstanding vested and unvested options and RSUs based on the difference between the estimated IPO price and the exercise price of the options and/or the grant date fair value of the RSUs outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 2, and the Company advises the Staff that it will include the estimated intrinsic values in the Registration Statement once an estimated per share price range for the offering has been determined.

47.

Please discuss in further detail the significant factors considered, assumptions made, and methodologies used in determining the fair value of your common stock for each determination date included on page 65. For example, in those instances where several methodologies (i.e., GPCM, DCFM or MTM) were used in your valuation, disclose the percentage weighting applied to each methodology. Also, to the extent the weightings changed from period to period, please discuss the reasons for such change.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 – 72 of Amendment No. 2.

48.

Please discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as changes in weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 – 72 of Amendment No. 2.

49.

We note that under the market transaction method (“MTM”) you weight your equity securities transactions each quarter based on factors such as the volume of transactions, the timing of transactions and whether the transaction involved investors with access to your financial information. For those quarters in which you gave the greatest weight to the MTM, please tell us and revise to explain further how each of these factors impacted your common stock valuation particularly when there were multiple third-party private sales transactions during the period. Also, please provide us with an analysis of the weightings assigned to your third-party private stock sale transactions in each period.

The Company considers all private stock sale transactions and uses discretion to determine the amount of weighting for each transaction to determine fair value. Typically, to calculate the MTM, the Company has taken the weighted average price of transactions that originated during the last month of the valuation period and were expected to be consummated. The Company bases its MTM calculation on these transactions since the Company believes that proximity to the valuation date, which was the final day of each calendar quarter in 2011, makes these transactions more relevant to include for calculating fair value than transactions occurring in the earlier months of the quarter. (Please note that transactions that “originated and were expected to be consummated” typically represent all the transactions during a month for which the Company received notice pursuant to its Right of First Refusal and were expected to close based on the Company’s judgment.) The Company applies discretion in determining the weighting of the MTM relative to other valuation methodologies based on factors such as the volume of transactions in the valuation period and the purchasers’ access to the Company’s financial information. The Company placed the greatest weight on the MTM when large transactions involving investors with access to its financial information occurred in close proximity to the valuation date.

Securities and Exchange Commission

March 7, 2012

The table below calculates the weighted average price per share on a monthly basis for all third-party private stock sale transactions that originated in each month in 2011 and were expected to be consummated.

2011	Volume Weighted Average Price per share	MTM calculation: per share value as of quarter end	MTM Weighting
January	$24.06
February	$27.96
March	$25.77	$25.77	50%
Q1 total volume weighted average	$26.30
April	$31.10
May	$30.81
June	$31.93	$31.93	50%
Q2 total volume weighted average	$31.53
July	$33.45
August	$33.62
September	$33.74	$33.74	25%
Q3 total volume weighted average	$33.58
October	$32.23
November	$29.90
December	$29.92	$29.92	50%
Q4 total volume weighted average	$30.22

The Company has also provided an analysis of the weightings and calculations by methodology in the table below:

	Per Share Value
	MTM	GPCM	DCF	Conclusion
3/31/2011	$25.77	$26.00	$23.59	$25.54
Weighting	50%	35%	15%

6/30/2011	$31.93	$29.69	$24.59	$30.07
Weighting	50%	35%	15%

9/30/2011	$33.74	$30.70	$27.89	$30.07
Weighting	25%	25%	50%

12/31/2011	$29.92	$29.60	$29.43	$29.73
Weighting	50%	25%	25%

The Company has revised the disclosure on pages 70 and 71 of Amendment No. 2 to explain further its methodology to calculate the MTM and disclose weightings.

50.

If significant to your valuation analysis, please provide us with the comparable companies used in your guideline public company method and which companies were added to the list in your second and fourth quarter valuations as noted on page 65. In addition, describe further for us both the qualitative and quantitative factors considered in selecting the comparable companies used in your valuation analysis.

In selecting guideline public companies (“GPCs”) for the Company’s valuation analysis, the Company and its third-party valuation firm performed a search for companies with similar economic drivers and operating characteristics to Facebook. Qualitatively, the Company and its third-party valuation firm considered companies with: operations in the social media and internet sector; an advertisement-based model (particularly online); and a focus on growing and monetizing the user base. Quantitatively, the Company and its third-party valuation firm considered companies based on current and forecasted financial metrics including revenue, revenue growth, profitability, and profit margins.

Based on these parameters, the Company and its third-party valuation firm initially selected Google, Inc.; Yahoo! Inc.; Amazon.com Inc.; Tencent Holdings Ltd.; Baidu, Inc.; Mail.ru Group; and Mixi, Inc. as GPCs for the guideline public company method. In the second quarter of 2011, LinkedIn Corporation; Pandora Media, Inc.; and Renren, Inc. were added to the Company’s set of GPCs because these companies fit its parameters and became public during the second quarter. In the fourth quarter of 2011, Groupon, Inc. and Zynga Inc. were added to the Company’s set of GPCs because these companies fit its parameters and became public during the fourth quarter.

Securities and Exchange Commission

March 7, 2012

51.

When you know your estimated IPO price and include it in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company advises the Staff that it first selected an underwriter for this proposed offering on December 16, 2011. An estimated price range has not yet been communicated to the Company by its underwriters. The Company acknowledges the remainder of the Staff’s comment and will address it in a future amendment to the Registration Statement once an estimated price range is known.

52.

Please continue to provide us with updated information regarding any equity awards granted subsequent to this request through the effective date of the registration statement and revise your disclosure accordingly.

The Company confirms that it will continue to provide the Staff with updated information regarding any equity awards granted subsequent to the Staff’s request through the effective date of the Registration Statement and will revise its disclosure accordingly. The Company advises the Staff that the Company granted 944,050 RSUs on January 12, 2012 and 1,003,158 RSUs on January 27, 2012. Information related to these awards will be reflected in a subsequent amendment to the Registration Statement that contains financial information for the quarter ended March 31, 2012.

Business

Relevance, page 76

53.

Please provide us with support for your statements on page 76 that suggest that advertising on Facebook caused a 9% increase in U.S. sales for Procter & Gamble and a “significant increase” in revenue for CM Photographics, or revise. In addition, clarify what you mean by the term “significant increase.”

The Company advises the Staff that the statement on page 82 of Amendment No. 2 suggesting that advertising on Facebook contributed to a 9% increase in U.S. sales for Procter & Gamble is supported by the August 15, 2011 article appearing in AdvertisingAge (a copy of which is being provided to the Staff, under separate cover, on a supplemental basis).

In addition, Proctor & Gamble reviewed and approved the statement for use in the Registration Statement and confirmed that the statements reflect what Proctor & Gamble has publicly disclosed regarding the Secret advertising campaign.

The Company further advises the Staff that the CM Photographics case study cited on page 82 of Amendment No. 2 was based on information the customer provided to the Company. The Company has since received updated information from the customer for fiscal year 2011 and revised the Registration Statement accordingly. CM Photographics spent $1,544 to purchase advertising from Facebook in 2011, which CM Photographics reported has generated $70,000 in sales. In addition, CM Photographics reviewed and approved the statement for use in the Registration Statement.

54.

You state that for broadly targeted campaigns, you were able to reach the desired audience with 95% accuracy, and for more narrowly targeted campaigns, you were able to reach the desired audience with 90% accuracy. The provided study does not appear to support these claims about your accuracy. Please revise or advise.

The Company advises the Staff that it is providing, under separate cover, a supplemental document containing further explanation of the data that supports the accuracy of the statements the Staff referenced in its comment. In addition, Nielsen approved the statement for use in the Registration Statement.

55.

We note your statement that a recent Nielsen study of 79 advertising campaigns on Facebook demonstrated a greater than 50% increase in ad recall for Facebook ads with social context as compared to Facebook ads that did not have social context. With the exception of the last page, the materials provided to support this claim appear to be marketing materials that you have prepared, not a Nielsen study. Please provide us with the full Nielsen study clearly marked to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. In addition, because your supplemental materials state that you commissioned the Nielsen study, please file a consent from Nielsen as an exhibit to your registration statement; alternatively, delete your reference to Nielsen. See Section 7(a) of the Securities Act.

Securities and Exchange Commission

March 7, 2012

The Company advises the Staff that it has clarified the statement in the Registration Statement to state that the Facebook study and results were confirmed by Nielsen. The data from the 79 advertising campaigns shown on Facebook were measured and run by Nielsen using its BrandEffects product. The Company then analyzed the data provided by Nielsen to determine the ad recall results, which methodology and results were confirmed by Nielsen. In addition, Nielsen reviewed and approved the statement for use in the Registration Statement.

The Company advises the Staff that the data was prepared by Nielsen for the Company for marketing and research purposes and not as a report for purposes of the Registration Statement or otherwise. It was not intended as an industry report, but rather to survey the benefits of the Company’s products. Like many companies in the advertising and media industries, the Company uses this data primarily as part of its marketing and sales process, and Nielsen and the Company have worked together on a variety of similar projects for a period of at least four years. It is not the intention of the Company to suggest that Nielsen is an expert with respect to any portion of the Registration Statement, nor is the data summarized in the Registration Statement presented as the report or opinion of an expert. As a result, the Company does not believe that the consent from Nielsen is required to be filed as an exhibit to the Registration Statement pursuant to Section 7(a) of the Securities Act or Rule 436 promulgated thereunder.

Our Market Opportunity

Our Advertising Market Opportunity

Traditional Offline Branded Advertising, page 78

56.	Please provide us with support for your statements on page 78 regarding your advertising campaign for American Express.

The Company advises the Staff that it is providing, under separate cover, supplemental documents containing data that supports the accuracy of the statements relating to the American Express advertising campaigns. American Express reviewed and approved the statements for use in the Registration Statement.

Online Advertising, page 78

57.	Please revise the explanation of your statistics regarding the global online advertising market to clarify that the figures exclude online mobile advertising, and to disclose the amounts excluded.

The Company has revised the disclosure on page 84 of Amendment No. 2 to specify that the global online advertising market statistics exclude mobile advertising. The Company advises the Staff that the global mobile advertising market is quantified on page 85 of Amendment No. 2 in the subsection titled “Mobile Advertising.”

58.

We note your statement that since January 2011, Facebook.com has been the number one website worldwide as measured by total minutes spent and total page views. Please disclose whether the report provided to support this claim also includes total minutes spent and total page views through your mobile website and Facebook app.

The Company advises the Staff that the report provided to support this claim excludes total minutes spent and total page views through the Company’s mobile website and Facebook mobile apps. Although the Company believes mobile time spent could be a relevant metric, mobile time spent is not a metric that is currently measurable by the Company.

59.

We note your statement that on average, users in the aggregate spent more than 9.7 billion minutes per day on Facebook on personal computers during December 2011. Please explain the significance of this statistic to your display advertising. In addition, please explain how you determined that this one month snapshot is an appropriate depiction of the amount of time users spend on your website on personal computers.

The Company believes number of minutes per day users spend on Facebook is relevant as it demonstrates the Company’s scale, reach and engagement. The Company selected the month of December 2011 as the measurement date as it was the most recent measurement point publicly available through comScore at the time of the initial filing of the Registration Statement. This statistic has been updated in the Registration Statement on page 85 of Amendment No. 2 to reflect time spent on Facebook on personal computers during January 2012 as comScore has published a more recent statistic.

60.

We note your statement on page 79 that your advertising campaign for Diageo drove a 20% increase in offline sales. Please clarify, if true, that according to a report you commissioned, during the three week advertising campaign, households exposed to the advertising campaign purchased 20% more than households the surveyor determined were similar in demographics and that were not targeted by the advertising campaign. In addition, revise to clarify what you mean by the statement that the campaign achieved a “significant return on investment.”

Securities and Exchange Commission

March 7, 2012

The Nielsen study showed that with respect to total sales of advertised Diageo brands, households that were exposed to the advertising campaign (“exposed group”) spent 20% more than households that were not exposed to the campaign (“control group”). According to Nielsen, the exposed group and the control group were similar in demographics and shared similar previous brand buying behavior. The Company also advises the Staff that when it stated that Diageo achieved a “significant return on investment,” it was referring to Diageo’s 5x return on investment, as calculated by Nielsen; that is, for every $1.00 spent by Diageo on Facebook, it generated $5.00 in incremental sales.

Mobile Advertising, page 79

61.

You state that according to a third-party report published in September 2010, the Facebook app is the most frequently downloaded app across all major smartphone platforms in the United States. The survey cited as support measured the most popular apps used by 4,000 American mobile subscribers who reported downloading a mobile app in the 30 days preceding an August 2010 survey. Please tell us how you determined that this sample size is sufficient to support your claim. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the survey.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 2.

Our Products for Users, Developers, and Advertisers

Products for Developers, page 84

62.	Please describe the material terms of your agreements with Zynga.

In response to the Staff’s comment, the Company has added disclosure to this section on page 90 of Amendment No. 2.

Executive Compensation

Compensation Discussion and Analysis

Compensation-Setting Process

Use of Comparative Market Data, page 104

63.	Please disclose the annual revenue range for the companies included in the peer group at the top of page 105. See Item 402(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 2.

64.

We note your statement that when equity compensation was factored in, total compensation for your named executive officers “significantly exceeded” the 90th percentile of the market. Please disclose the actual percentile of the market attributable to your named executive officers’ total compensation. See Item 402(b) of Regulation S-K.

The compensation committee of the Company’s Board of Directors was presented with total compensation data at the 90th percentile for its peer group, and was not presented with peer group compensation data at percentiles above this level. The compensation committee did not target a specific percentile in determining each named executive officer’s total compensation. The committee applied discretion in determining the compensation for the Company’s named executive officers based on the total mix of factors set forth in the “Compensation Discussion and Analysis” section of the Registration Statement and without reliance on any predetermined minimum or maximum “target” percentile relative to the Company’s peer group. Following the compensation committee’s determination of the total compensation for each of the named executive officers, the committee considered that the outcome of their compensation decisions resulted in total compensation for each of the named executive officers, other than the CEO, that was significantly in excess of the 90th percentile.

Securities and Exchange Commission

March 7, 2012

Elements of Executive Compensation

2011 Goals and Company Performance Multipliers (Bonus Plan Pools), page 107

65.

In the penultimate sentence of the first paragraph, you state that your compensation committee took into account “all other relevant factors.” Please discuss all material factors considered by your compensation committee. See Item 402(b) of Regulation S-K.

The Company advises the Staff that the determination of the company performance multiplier is not dependent on any specific factor or factors, but is determined qualitatively, considering Facebook’s performance relative to the general company-wide priorities approved by the compensation committee (as described in the first sentence of the first paragraph of the noted section for the First Half 2011 and as described in the first sentence of the second paragraph of the noted section for the Second Half 2011) as well as the Company’s overall business, engineering and product development achievements. The compensation committee has the sole discretion in setting the company performance multiplier based on the Company’s overall performance, based on the compensation committee’s knowledge and experience, not based on any specific target. The Company has updated the disclosure and removed the reference to “all other relevant factors,” and the Company believes that the revised disclosure reflects the material factors taken into account by the compensation committee.

66.

Please include a more detailed discussion linking the priorities considered by the compensation committee to their determination that performance multipliers of 105% and 100% were appropriate. See Item 402(b) of Regulation S-K.

The Company advises the Staff that, as discussed above, the determination of the company performance multiplier during each period is not dependent on any specific factor or factors, but is determined qualitatively and subjectively, considering the applicable company-wide priorities and the discretion of the compensation committee in evaluating the Company’s overall performance, based on their knowledge and experience.

67.	We note that your individual performance multipliers can range between 0% and 300%. Please disclose whether there is a band of company performance multipliers. See Item 402(b) of Regulation S-K.

The Company advises the Staff that there is no range or band for determination of the company performance multiplier. The compensation committee has complete discretion, as noted above, to determine the level of the company performance multiplier. The Company has updated the disclosure to clarify this.

Individual Performance Multiplier, page 107

68.

Please disclose the individual performance multiplier for each named executive officer and link your discussion of the achievements considered by the compensation committee on the bottom of page 107 and the top of page 108 to the committee’s determination of the multiplier. See Item 402(b) of Regulation S-K.

The Company advises the Staff that the compensation committee considered the achievements of each named executive officer qualitatively in order to make individual performance assessments. Performance assessments are, by their nature, subjective, and there is no quantitative formula that was used to determine a set performance assessment for each of the Company’s named executive officers. The compensation committee determined each named executive officer’s performance assessment using its discretion based on the compensation committee’s judgment and expertise. The performance assessment was then the sole factor used by the compensation committee to determine the individual performance multiplier for each named executive officer. In 2011, the potential individual performance multipliers for the named executive officers were 0%, 85%, 100%, 125%, 200% and 300%, based on the applicable performance assessment.

The Company has revised the disclosure on pages 113 and 114 of Amendment No. 2 to reflect the individual performance multipliers for each named executive officer as well as to disclose all of the potential individual performance multipliers achievable under the 2011 Retention/Bonus Plan.

Equity Compensation, page 108

69.

We note your bullet point discussion of the factors generally considered by your compensation committee in awarding equity grants to your named executive officers. Please include a more detailed discussion of how your compensation committee determined the specific equity grants to each named executive officer on page 109. See Item 402(b) of Regulation S-K.

Securities and Exchange Commission

March 7, 2012

Giving consideration to the bullet point factors the Staff references above, in 2011, the Company’s compensation committee made a discretionary determination as to the amount of initial equity value to be delivered to each named executive officer and the vesting start date for such awards, which were awarded to all named executive officers other than the CEO. Based on the compensation committee’s subjective determination as to the amount of initial equity value to be delivered, the compensation committee then divided the desired initial equity value by $20.85 per share (which was the fair value of the Class B common stock as of the end of 2010) to determine the number of RSUs to be granted. Each one of these RSU grants has a deferred vesting start date that was determined based on the discretion of the compensation committee, in order to ensure maximum long term retention value.

The Company has revised the disclosure on pages 115 and 116 of Amendment No. 2 to clarify the subjective process used by the compensation committee in awarding these equity grants and has included the initial equity value considered by the compensation committee for each named executive officer recipient.

Related Party Transactions

Amended and Restated Investors’ Rights Agreement, page 123

70.	Please disclose the identity of the related parties that are party to the investors’ rights agreement. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 2.

Conversion Agreement, page 123

71.	Please explain why you entered into the conversion agreement with Mail.ru Group Limited and DST Global Limited. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that it entered into the conversion agreement with Mail.ru Group Limited and DST Global Limited because, in connection with a secondary transfer of the Company’s securities to such parties by a third party, the Company and such parties agreed that it was desirable for such parties’ aggregate voting power to be maintained at less than 10% of the total outstanding voting power. In order to achieve this objective, it was necessary for such parties to agree to convert a certain amount of their overall common stock holdings from 10 votes per share Class B common stock to shares of one vote per share Class A common stock.

Right of First Refusal, page 124

72.	Please provide a more detailed explanation of the history and purpose of your right of first refusal, and disclose that it will not continue after the offering. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 2. The Company further advises the Staff that it has entered into these types of agreements with its stockholders since inception, that these types of arrangements are customary for venture capital-backed private companies and that they were intended to provide the Company with the ability to exercise some level of control over the distribution and ownership of its previously issued capital stock.

73.

Please explain why you assigned the right of first refusal to purchase 28,403,845 shares to entities affiliated with Mail.ru Group Limited and DST Global Limited. Also clarify whether the assigned right of first refusal will continue after the offering and disclose the number of shares of Class B common stock actually purchased by the entities affiliated with Mail.ru Group Limited and DST Global Limited. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 2 to provide the number of shares of Class B common stock actually purchased by the entities affiliated with Mail.ru Group Limited and DST Global Limited as a result of the assignments of the Company’s right of first refusal.

In addition, the Company further advises the Staff that the right of first refusal was assigned to entities affiliated with Mail.ru Group Limited and DST Global Limited because in connection with the earlier Series E Preferred Stock financing, Mail.ru Group Limited indicated an interest in acquiring additional shares of capital stock; however, the Company did not desire to issue additional shares. Accordingly, the Company determined that it would not exercise such right on its own behalf but would be willing to assign the right in order to ensure that such shares were transferred to an existing stockholder of the Company.

Securities and Exchange Commission

March 7, 2012

Commercial Agreements, page 125

74.

Please explain what you mean by your statement that your agreements with The Washington Post Company, Netflix, and GMG Lifestyle Entertainment Inc. were entered into on “commercially reasonable” terms. See Item 404(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 2.

Principal and Selling Stockholders, page 126

75.

Please revise footnotes 19 and 20 to disclose the person or persons who have voting and/or investment control over the securities owned by Goldman Sachs and T. Rowe Price Associates. See Instruction 2 to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures in footnotes 19 and 20 on page 136 of Amendment No. 2.

Description of Capital Stock

Voting Agreements, page 132

76.

The form of voting agreements filed as Exhibits 4.3, 4.4, and 4.5 do not specify the parties thereto. Please revise the second, third, and fourth paragraphs of this section and/or the exhibits to disclose the identity of the parties to the respective agreements.

In response to the Staff’s comment, the Company has revised the disclosures on page 139 of Amendment No. 2.

77.	Please revise the penultimate paragraph to clarify what you mean by the phrase “actively engaged in the management of the company.”

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 2.

Registration Rights, page 133

78.	Please disclose the number of shares that will be entitled to registration rights after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 2. The Company further advises the Staff that it will provide the exact number when the number of shares to be offered by the selling stockholders and the offering size has been determined.

Choice of Forum, page 136

79.

Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment, the Company has revised its disclosure on page 143 of Amendment No. 2.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

80.

We note that your pro forma equity includes adjustments to reflect the additional share- based compensation expense associated with your Pre-2011 RSUs that you expect to record upon completion of this offering. Tell us why you have not also adjusted the number of pro forma Class B common shares outstanding to reflect the additional shares that will be issued upon settlement of the RSUs. See Rule 11-02(b)(7) of Regulation S-X. In your response, please tell us the number of currently outstanding Pre-2011 RSUs that will vest upon the liquidity event and those that will vest at a future date once the service criteria have been met.

Securities and Exchange Commission

March 7, 2012

The Company advises the Staff that no Pre-2011 RSUs will vest upon the completion of the offering but rather vest six months after the completion of the initial public offering in accordance with the definition of a “qualifying liquidity event” in the Company’s 2005 Stock Plan. The Company has revised its disclosure on pages F-9 and F-10 to provide additional clarity.

As noted on page 66 of Amendment No. 2, the Company advises the Staff that, assuming its initial public offering had occurred on December 31, 2011, approximately 224 million Pre-2011 RSUs outstanding as of December 31, 2011 would vest six months after the completion of the offering and that an additional 102 million Pre-2011 RSUs outstanding as of December 31, 2011 would vest at future dates once the service condition is met. The Company further advises the Staff that in future amendments to the Registration Statement it will update the disclosure in the Registration Statement related to expected future vesting of outstanding Pre-2011 RSUs as of the date of the then most current balance sheet included in the Registration Statement.

As described in the note 1 to the consolidated financial statements and further below in the Company’s responses to the Staff’s comments 83 and 84, the Company will record share-based compensation expense upon completion of the offering for awards where the service condition had been met as of that date. The amount shown as a pro-forma adjustment to the 2011 balance sheet amounts reflects the cumulative share-based compensation expense for RSU awards that had met the service condition as of December 31, 2011. The vesting and settlement of the Pre-2011 RSUs cannot occur under the terms of the Company’s 2005 Stock Plan until six months after the completion of the offering or the occurrence of a change of control of the Company. Until such time as the shares are issued in settlement, the RSU holders shall have no ownership of the shares and shall have no right to dividends or to vote. Accordingly, the Company did not believe it appropriate to reflect the related shares as outstanding on its pro-forma balance sheet as of December 31, 2011.

The Company considered Rule 11-02(b)(7) in preparing its pro forma earnings per share amounts presented on the face of the income statement. The calculation reflects the number of RSUs that will vest upon satisfying the liquidity condition described above.

Consolidated Statements of Income, page F-4

81.	Please explain to us how you evaluated the classification of revenues generated from the sale of your virtual currency in your income statement. See Rule 5-03(b)(1) of Regulation S-X.

The Company has reviewed Rule 5-03(b)(1) of Regulation S-X. The Company recognizes revenue related to both advertising services and payment processing services for transactions where users acquire virtual or digital goods from developers using the Company’s virtual currency. As a result, the Company presents revenue as a single line on its Consolidated Statements of Income in accordance with Rule 5-03(b)(1). The exchange of the Company’s virtual currency for cash from its users does not result in the culmination of the earnings process and it does not recognize revenue at the time of that exchange. The Company’s revenue is the service fee charged to developers for processing the transaction when users spend virtual currency on developer applications for the purchase of virtual or digital goods.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet Information, page F-9

82.

Although payroll tax expenses and other withholding obligations have not been included in your pro forma balance sheet adjustments, please tell us whether you considered including both a qualitative and quantitative discussion of the estimated withholding tax obligation due upon settlement of the Pre-2011 RSUs six months after this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page F-10 of Amendment No. 2.

Share-based Compensation, page F-10

83.

Please revise to clarify whether the Pre-2011 RSUs are forfeitable should employment terminate prior to the liquidity condition being met. Also, please explain to us why the liquidity condition is not met until six months following the completion of an initial public offering as opposed to it being met upon effectiveness of this offering.

Securities and Exchange Commission

March 7, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 to clarify that Pre-2011 RSUs are not forfeitable on employment termination prior to the liquidity condition being met as long as the service condition has been met. As discussed in the response to comment 80, the vesting and settlement of the Pre-2011 RSUs cannot occur under the terms of the Company’s 2005 Stock Plan until six months after the completion of the offering or the occurrence of a change of control of the Company. Assuming no interim change of control, the liquidity condition will be satisfied six months following the completion of the initial public offering. The six-month post-initial public offering vesting condition does not affect the expense attribution period for the Pre-2011 RSUs for which the service condition has been met as of the date of the Company’s initial public offering. This six-month period is not a substantive service condition and, accordingly, upon the effectiveness of this offering, the Company will recognize a significant cumulative share-based compensation expense for all Pre-2011 RSUs that met the service condition as of that date.

84.

We note that in the quarter in which the offering is completed you will begin recording share-based compensation expense using the accelerated attribution method for your Pre-2011 RSUs. Please clarify what you mean by “begin recording.” In this regard, tell us whether you will recognize a lump sum charge immediately following the completion of this offering for all RSUs that met the service criteria at the time of effectiveness or whether you will recognize such expense over the six month period required to meet the liquidity criteria. Also, please explain your conclusions as it relates to the timing of your expense recognition.

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Amendment No. 2 to clarify its accounting for the Pre-2011 RSUs. As more clearly described in the revised disclosure, the Company will record a lump sum charge upon the completion of this offering for the awards for which the related service condition has been fulfilled at that date using the accelerated attribution method. For those Pre-2011 RSUs for which the service condition has not been fulfilled at the date of completion of this offering, the Company will recognize share-based compensation expense over the remaining service periods using the accelerated attribution method.

The Company’s policy is to recognize share-based compensation expense for Pre-2011 RSUs when the qualifying events occur. As discussed in the response to comment 83, Pre-2011 RSUs are not forfeitable on employment termination once the service condition has been met. However, if the qualifying event never occurs, the awards do not vest even though the service condition might have been fully met. Even if the service condition has been satisfied, vesting of the Pre-2011 RSUs remains wholly contingent upon the occurrence of a qualifying event. Upon the effectiveness of this initial public offering, the contingency will be satisfied and share-based compensation expense will be recorded as described above.

The Company has also clarified on page F-11 of Amendment No. 2 that the six-month post-initial public offering vesting requirement does not affect the expense attribution pattern for the awards, since the six-month period is not a substantive service condition for the holder, once the initial public offering contingency has been met. Accordingly, the qualifying event that triggers commencement of expense recognition is the completion of this offering, not the subsequent passage of the six-month period.

Revenue Recognition

Advertising, page F-12

85.

We note your policy for recognizing advertising revenue. Please further explain the following as it relates to the various advertisements that can be purchased through the Facebook Ad System as described on page 86:

•	The typical term of an advertising contract;
•	What it means to choose to pay on a bidded basis versus fixed-price basis, explaining how and when the actual price to be paid is determined and communicated to your advertising customer;
•	When the customer is billed and whether billing is based on actual impressions or clicks for the given period;
•

For contracts that include minimum impression guarantees, explain the terms over which minimum impressions are guaranteed (i.e., monthly, quarterly, etc) and how such guarantees impact the timing of your revenue recognition;

•	Whether the process differs when not using your Ad System; and
•	Whether customers can purchase multiple advertisements in one contract and if so, how you account for multiple element arrangements.

Securities and Exchange Commission

March 7, 2012

The Company advises the Staff that it has two sales mechanisms through which customers can purchase advertising inventory, (1) through the Company’s self-service ad platform (“self-serve”), or (2) via its global sales force through a contract-based process (“Direct Sales”). Ads purchased through either mechanism are served through the same Facebook Ad System. The following outlines the Company’s response to the Staff’s comment by channel:

Self-serve:

•	The typical term of an advertising contract is less than 30 days.
•

An advertiser using the Company’s self-service ad platform specifies a maximum bid, a daily or maximum campaign budget, and an optional start and end date of the advertising campaign. The bid amount reflects the maximum price the advertiser is willing to pay for each click or impression. The actual price paid for each click or impression is computed using an auction mechanism that algorithmically calculates the minimum price any advertiser must pay to “win” the auction and have its ad shown; if the advertiser’s bid exceeds this minimum price then its ad is shown and it is charged this minimum price. The price per impression or click may fluctuate based on auction outcomes but may never exceed the bid specified by the advertiser. Purchasing ads through this auction is referred to as purchasing ads on a “bidded” basis and is the only pricing mechanism available to those advertisers that purchase through the self-serve ad platform. After delivery of the ad impression or click, advertisers paying via credit card are charged within 24 hours. Advertisers with higher volumes that manage their campaigns online can request to be billed on an invoice, in which case they are charged monthly. Both billing methods charge advertisers based on the actual numbers of clicks or impressions delivered.

•

Minimum impression guarantees are not applicable for self-serve customers. Assuming a successful bid price, impressions or clicks will continue to be delivered until one of the following occurs: the bid price is no longer sufficient to “win” auctions in which the advertiser is competing, the total campaign budget amount is reached, or the specified end date has occurred.

•

All customer contracts require use of the Facebook Ad System, whether purchased via a self-serve or Direct Sales account, as that is the system that manages delivery of all ads regardless of how they are purchased.

•

Self-serve customers can bid only on a single ad placement at a time. If they desire to have multiple ads they have to specify individual bids for each ad, all of which would be individually subject to the pricing within the auction mechanism.

Direct Sales account (using the Company’s contract-based process):

•	The typical term of an advertising contract is approximately one month.
•

Nearly all Direct Sales accounts pay on a fixed-price basis, meaning the price the advertiser will pay for a click or impression is pre-determined and documented as part of the contracting process (in extremely rare occasions, Direct Sales accounts may use the contract-based process to purchase ads on a bidded basis as described above). The contract is executed prior to any ads being delivered so the advertiser knows the price to be paid upon entering into the arrangement. The contract also specifies the total campaign budget, and the start and end date of the advertising campaign.

•

Customers are billed on a monthly basis based on actual clicks or impressions delivered in the period. In some instances a customer may request to be billed based on a fixed schedule regardless of when ads are delivered. In these instances, if amounts billed are in excess of ads delivered in the period, the difference between amounts billed and revenue recognized is recorded as deferred revenue.

•

To clarify, a “minimum impression guarantee” is an industry term that refers to the contracted number of impressions that an advertiser is willing to pay for. As noted above, the term of these arrangements is generally approximately one month. As an example, if an advertiser contracted to purchase 5,000,000 impressions for $50,000 to be delivered in the month of February, the 5,000,000 impressions would be referred to as the “minimum impression guarantee.” The contracted 5,000,000 impressions actually represent the maximum number of impressions the advertiser has contracted to pay for. While the Company schedules ad impressions in a manner designed to deliver the campaign evenly over the contracted term, there could be instances where the pace of delivery lags or exceeds this. In the aforementioned example, if the Company delivered only 4,000,000 impressions during the month of February, it would recognize only $40,000 as revenue, conversely if the Company delivered 5,100,000 in the same period it would invoice and recognize only the maximum contracted amount of $50,000.

•	Pricing of advertisements is based upon a rate card. Discounts can be negotiated from the rate card pricing for reasons such as volume purchases and for certain new customers.
•

All customer contracts require use of the Facebook Ad System, whether purchased via a self-serve or Direct Sales account, as that is the system that manages delivery of all ads regardless of how they are purchased.

•

Advertisers can purchase multiple advertisements in one contract. The Company considers these individual advertisements as separate units of accounting within the contract. The Company has established policies related to its discounting practices such that it believes it has a sufficient basis to account for each separate advertisement unit sold. Any reallocation of value from the stated contractual pricing would not have a significant impact to the revenue recorded in any historical period, since the various advertisements within a contract are all delivered over the short duration of campaigns, generally one month.

Securities and Exchange Commission

March 7, 2012

86.

We note that advertisers pay for ad products displayed on Facebook, either directly or through their relationships with advertising agencies. Please explain further the advertising agency’s role in the contract process and how the process differs, if at all, from that of arrangements entered into directly with the advertisers. Also, tell us whether the contract terms, billing arrangements, and/or revenue recognition policy differs when contracts are entered into directly with the advertisers versus indirectly through the advertising agencies. In addition, tell us whether you pay any commissions or fees to the advertising agencies, and if so, tell us how you account for such fees. Please cite the specific guidance considered in accounting for the revenues generated from and fees paid, if any, to advertising agencies.

The Company’s contracting process with advertising agencies is similar to the contracting process for advertisements sold directly to an advertiser, with the only difference being that the agency is purchasing on behalf of a third party, the end advertiser. Different sets of standard terms of use may be required in an agency contract, e.g. U.S.-based agencies will use the “AAAA/IAB Standard Terms and Conditions for Internet Advertising for Media Buys One Year or Less”, a standard set of industry defined terms, while direct sales typically use Facebook Terms and Conditions. These two sets of terms have minimal financial differences. The Company’s billing and revenue recognition policies do not differ whether it sells to an agency or direct to an advertiser. Revenue is recognized pursuant to Accounting Standards Codification 605.

In the United States, the Company does not pay any commissions or fees to advertising agencies. In some European countries, the Company pays agencies a rebate based on the volume of business they book with Facebook. The Company accounts for these rebates as contra-revenue based on the guidance in Accounting Standards Codification 605-50. These agency rebates were not material and amounted to 0.2%, 0.3% and 0.4% of revenue for the years ended December 31, 2011, 2010 and 2009, respectively.

Payments and Other Fees, page F-12

87.	Please explain the following as it relates to your payment and other fee revenues:

•	Describe further the terms of the arrangements and the process involved when your users obtain and redeem the virtual currency;
•	Describe further the company’s role in the sale of such currency;
•	Tell us how values are assigned to the currency;
•

You indicate that the purchase price of the virtual goods is “solely determined by the Platform developer.” Tell us how this compares to Zynga’s disclosures where they indicate “Facebook sets the price our players pay for Facebook Credits and collects the cash from the sale of Facebook Credits;” and

•	Clarify whether these revenues represent the sale of currency or the sale of a service.

The Company acknowledges the Staff’s comment and advises the Staff that it enables Payments from Facebook users to its Platform developers. Users can obtain virtual currency from the Company by using credit cards or other payment methods available on the Company’s website. These virtual currency purchases are non-refundable and non-transferable. Upon the initial exchange of the virtual currency for cash, the Company records the consideration received from a user as a deposit. Users then use this virtual currency to purchase virtual and digital goods in games and apps from developers.

When a user utilizes the virtual currency for the purchase of a virtual or digital good from a Platform developer, the Company reduces the user’s virtual currency balance by the purchase price of the virtual or digital good, which is a price that is solely determined by the Platform developer and records a Platform developer payable for the amount owed to the developer as a result of the transaction. The amount due to the Platform developer is based on the total amount of virtual currency redeemed less the processing fee that the Company charges the Platform developer for the transaction. The amount due to the Platform developer currently equates to 70% of the aggregate par value (described below) of the virtual currency, with the balance being recorded as revenue by the Company.

The stated par value of the Company’s virtual currency with the Company’s developers is, and always has been, $0.10 per unit. The Company has the sole ability to set or change this par value. When the exchange of the Company’s virtual currency for cash occurs, the value of the consideration received is tracked within the Company’s system.

In response to the Staff’s comment in regards to Zynga’s disclosure, as the Company has explained above, the Company is solely responsible for setting the par value of the virtual currency. Additionally, as disclosed in the Registration Statement, the Company collects the consideration from the user from the exchange of its virtual currency. However, the Company does not set the amount of virtual currency required to buy a virtual or digital good, rather that amount is solely set by the Platform developer. Accordingly, the Company submits that both of the statements noted by the Staff are factually accurate. The Company has disclosed the fact that the purchase price of the virtual goods is solely determined by the Platform developer because this fact is an important element in its determination that it is not the principal in the purchase of the virtual good. To the knowledge of the Company, neither Zynga nor any other Platform developer has ever disclosed or suggested that it is not solely responsible for the pricing of its virtual goods.

Securities and Exchange Commission

March 7, 2012

The exchange of the Company’s virtual currency for consideration provided by users does not result in the culmination of an earnings process and the Company does not recognize revenue at that time. The Company’s revenue is the service fee charged to developers for processing the transaction when users spend the virtual currency on developer applications for the purchase of virtual and digital goods.

88.

In addition, explain further how you determined that it is appropriate to recognize deferred revenue for the gross amount collected for the virtual currency when you ultimately recognize only a portion of such amount as processing fee revenue. Also, please revise your footnote disclosures on page F-13 to provide a breakdown of deferred revenue and deposits to: (a) the portion applicable to deferred revenues from virtual coins, (b) the portion to be remitted to the platform developers for sale of virtual goods, and (c) other, if any.

In response to the Staff’s comment, as noted in response to comment 87, the Company records any unused value of its virtual currency as a deposit, not as deferred revenue. On its Consolidated Balance Sheets, the Company currently presents Deferred Revenue and Deposits as one line item. As requested, the Company has added a table on page F-13 of Amendment No. 2 providing a breakdown of Deferred Revenue and Deposits. The Company has revised its disclosure on page F-13 of Amendment No. 2 to clarify that the majority of the Deposits balance will be payable to the Platform partners once the virtual currency is used to purchase virtual goods.

Note 2. Earnings Per Share, page F-14

89.	Please provide the calculations to support the reallocation of net income amounts in the numerator for both your diluted earnings per share and your pro forma diluted earnings per share.

In response to the Staff’s comment, the Company has included as Appendix A to this letter the calculations to support the reallocation of net income amounts in the numerator for both its diluted earnings per share and pro forma diluted earnings per share.

Note 8. Stockholders’ Equity, page F-21

90.

We note your reference on page II-2 to the exercise of preferred stock warrants during fiscal 2011. Please describe further the terms of these warrants, tell us when they were issued, and tell us how you accounted for such warrants. Also, tell us why you did not include a description of your warrant issuances in your financial statement footnotes or revise accordingly.

The Company advises the Staff that it did not include a description of its warrant issuances in its financial statement footnotes because no warrants were issued in any of the periods presented, and no warrants were outstanding as of December 31, 2011. Further, the Company does not believe that inclusion of a description of the warrants would be particularly meaningful to investors as the number of shares issued upon the exercise of warrants in 2011 represented less than 2% of the total shares of convertible preferred stock outstanding.

In 2005, the Company issued warrants to purchase a total of 3,257,280 shares of Series A convertible preferred stock in connection with an equipment loan and security agreement. The warrants had an exercise price of $0.004606 per share and were exercised during 2011. The issuance date fair value of these warrants was $5,443. As of December 31, 2011, there were no Series A warrants outstanding.

The Company issued warrants to purchase a total of 4,714,480 shares of Series B convertible preferred stock between 2005 and 2006 in connection with an equipment loan and security agreement and a debt agreement. The warrants had exercise prices between $0.045602 and $0.057002 per share, and were exercised during 2011. The aggregate issuance date fair value of these warrants was $339,305. As of December 31, 2011, there were no Series B warrants outstanding.

As the Company’s convertible preferred stock is not mandatorily redeemable, and any redemption is within the control of the Company, these preferred stock warrants were recorded as permanent equity. These warrants were fully vested on issuance date and, therefore, the Company calculated the fair value of the warrants on the date of grant. These warrants were issued in connection with debt and, therefore, the fair value of the warrants was recorded as a discount on the debt and amortized to interest expense over the terms of the related loans, the last of which was paid in full in December 2008.

Securities and Exchange Commission

March 7, 2012

Exhibits and Financial Statements, page II-5

91.	We note that you have submitted a confidential treatment request for material omitted from the public filing of Exhibits 10.11, 10.12 and 10.13. We will provide comments, if any, under separate cover.

The Company acknowledges the Staff’s comment.

92.

The exhibit list does not include your letter agreement regarding certain agreements with Digital Sky Technologies Limited dated May 26, 2009 that is referenced in the conversion agreement, dated February 19, 2010, among Digital Sky Technologies Limited, DST Global Limited, and you. Please tell us how you determined that this agreement does not need to be filed pursuant to paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-K.

The Company does not believe that Item 601 of Regulation S-K requires the filing of the letter agreement as an exhibit to the Registration Statement. Item 601(b)(4) of Regulation S-K requires the filing of all “instruments defining the rights of holders of the equity or debt securities being registered,” and 601(b)(10) of Regulation S-K requires the filing of material contracts that are “to be performed in whole or in part at or after the filing of the registration statement.” Upon completion of the proposed offering, neither the Company nor Digital Sky Technologies Limited will have any further obligations under the referenced letter agreement, nor does the letter agreement define the rights of the Company’s Class A common stock being registered pursuant to the Registration Statement. The operative provisions of the letter agreement will terminate upon consummation of the proposed offering, and the Company, therefore, believes that the letter agreement will not be material in significance upon completion of the offering. On these bases, the Company does not believe that the letter agreement needs to be filed as an exhibit to the Registration Statement.

* * * * * * * *

Securities and Exchange Commission

March 7, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP

APPENDIX A

Calculation of Reallocation of Net Income

	2009				2010				2011				2011 Pro Forma
(in millions, except for percentages)	Class A		Class B		Class A		Class B		Class A		Class B		Class A		Class B
Numerator as report in Note 2—Earnings Per Share
Net income attributable to common stockholders for basic EPS	$—		$122	2	$11		$361	2	$57		$611	2	$54		$944	2
Reallocation of net income attributable to participating securities	12	1	—		30	1	—		31	1	—		2	1	—
Reallocation of net income as a result of conversion of Class B to Class A shares	122	2	—		361	2	—		611	2	—		944	2	—
Reallocation of net income to Class B shares	—		12	3	—		32	3	—		37	3	—		9	3

Net income attributable to common stockholders for diluted EPS	$134		$134		$402		$393		$699		$648		$1,000		$953

1 Reallocation of net income attributable to participating securities:
Undistributed net income (a)	$186				$556				$951				$1,000
Participating securities as a percentage of total participating and common securities under basic EPS (b)	34.3%				33.1%				29.8%				0.2%

Net income attributable to participating securities under basic EPS	$64				$184				$284				$2

Undistributed net income (a)	$186				$556				$951				$1,000
Participating securities as a percentage of total participating, common and dilutive securities under diluted EPS (c)	27.8%				27.7%				26.6%				0.0%

Net income attributable to participating securities under diluted EPS	$52				$154				$253				$—

Reallocation of net income attributable to participating securities	$12	1			$30	1			$31	1			$2	1

2 Reallocation of net income as a result of conversion of Class B to Class A shares:
Please refer to calculation in footnote 3 below

3 Reallocation of net income to Class B shares:
Net income attributable to common stockholders under diluted EPS			$134				$402				$699				$1,000
Class B common stock and dilutive securities as a percentage of total common stock and dilutive securities (d)			100.0%				97.7%				92.7%				95.3%

Net income attributable to Class B common stock and dilutive securities under diluted EPS			$134				$393				$648				$953

Net income attributable to common stockholders under basic EPS			$122				$372				$668				$998
Class B common stock as a percentage of total common stock (e)			100.0%				97.1%				91.5%				94.6%

Net income attributable to Class B common stock under basic EPS			$122	2			361	2			$611	2			$944	2

Reallocation of net income to Class B shares			$12	3			$32	3			$37	3			$9	3

(a) Calculated as net income less the contractual dividends for convertible preferred stockholders. Convertible preferred stock is considered a participating security for the purpose of calculating EPS under the two-class method. Based on our certificate of incorporation, the holders of shares of Series A, Series B, Series C, Series D, and Series E convertible preferred stock are entitled to receive non-cumulative dividends, out of any assets legally available for such purpose, prior and in preference to any declaration or payment of any dividend on the common stock. After payment of such dividend to the preferred stockholders, outstanding shares of preferred stock shall participate with shares of Class A and Class B common stock on an as-converted-to-Class-B-common-stock basis as to any additional declaration or payment of any dividend. Since the inception through December 31, 2011, there have been no dividends declared. Under the two-class EPS method, we allocate undistributed earnings available (i.e., net income) for the period to the preferred stockholders based on their contractual dividend rate to arrive at undistributed net income, even if dividends are not declared.

For Pro Forma EPS, the diluted EPS gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock (using the as if-converted method) into Class B common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Accordingly, there are no contractual dividends for convertible preferred stockholders deducted from net income.

(b) Calculated as weighted average participating securities outstanding divided by the total weighted average common and participating securities outstanding under basic EPS (not including dilutive securities).

The pro forma EPS gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock (using the as if-converted method) into Class B common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The pro forma EPS also gives effect to Pre-2011 RSUs that have satisfied the service condition as of December 31, 2011. These RSUs will vest and settle upon the satisfaction of a qualifying event, defined as a change of control transaction or six months following the completion of our initial public offering. Upon settlement, the RSU holders shall receive shares of our Class B common stock.

(c) Calculated as weighted average participating securities outstanding divided by the total weighted average common, participating, and dilutive securities outstanding. Please also refer to the pro forma EPS effect under footnote (b) above.

(d) Calculated as total weighted average Class B common stock and dilutive securities outstanding divided by the total weighted average Class A and Class B common stock and dilutive securities outstanding. Please also refer to the pro forma EPS effect under footnote (b) above.

(e) Calculated as weighted average Class B common stock outstanding divided by the total weighted average Class A and Class B common stock outstanding. Please also refer to the pro forma EPS effect under footnote (b) above.

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